UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 15, 2024, ZOOZ Power Ltd. (the “Company”) held its adjourned Extraordinary General Meeting of Shareholders (the “Meeting”). The Company filed the notice of the Meeting, the proxy statement and the proxy card with the U.S. Securities and Exchange Commission as Exhibit 99.1 to the Company’s Report on Form 6-K on May 29, 2024 (File No. 000-42005), which is incorporated herein by reference. The proposal brought before the shareholders at the Meeting was approved by the requisite majority vote of the Company’s shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

ZOOZ Power Ltd.

Date: July 15, 2024	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors